WRITER'S DIRECT DIAL

September 9, 2009

BY EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Pradip Bhaumik, Special Counsel, Office of Global Security Risk

Re:	TORM A/S
Form 20-F for the Fiscal Year Ended December 31, 2008 Filed
June 25, 2009
File No. 0-49650

Dear Mr. Bhaumik:

TORM A/S (the "Company") filed its annual report on Form 20-F for the fiscal year ended December 31, 2008 (the "Annual Report") with the Securities and Exchange Commission (the "SEC") on June 25, 2009.  By letter dated August 25, 2009 (the "Comment Letter"), the staff of the SEC (the "Staff") provided comments to the Annual Report.

This letter responds to the Staff's comments set forth in the Comment Letter, the relevant text of which is reproduced below in bold.

General

1.
We note that Lloyd's List reported in March 2009 that you chartered one or more vessels for carrying cargoes to Iran, a country identified by the U.S. Department of State as a state sponsor of terrorism, and subject to U.S. economic sanctions and export controls. We also note that your Form 20-F does not include disclosure regarding contacts with Iran. Please describe to us the nature and extent of your past, current, and anticipated contacts with Iran, whether through subsidiaries, affiliates, or other direct or indirect arrangements. Your response should describe any products or services you have provided to Iran directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the Iranian government or entities controlled by that government. Also, discuss whether any ships you own, operate, or charter provide any U.S. - origin goods to Iran, or involve employees who are U.S. nationals in operations associated with Iran.

The Company is a Danish shipping company founded in 1889 under the Danish Companies Act that is engaged primarily in the ownership and operation of product tankers and dry bulk carriers. The Company's product tankers primarily carry refined products such as naphtha, gasoline, gas oil, jet fuel, and diesel oil. The Company's dry bulk vessels carry commodities such as coal, iron ore and grain. The Company's vessels trade worldwide.

Securities and Exchange Commission
September 9, 2009

From January 1, 2006 through the date of this response letter, vessels owned or operated by the Company have called on ports in Iran 41 times, or approximately 11 calls per year.  During the same period, vessels owned or operated by the Company have called on ports approximately 14,000 times, or 3,800 calls per year on average.  The 41 calls made on Iranian ports by vessels owned or operated by the Company represent approximately 0.3 percent of the total calls made on ports during this period and approximately 0.2 to 0.4 percent of the Company's revenues for the period.

Similarly, the Company notes that vessels owned or operated by the Company but chartered out to third party time charterers called on ports in Iran approximately 14 times from January 1, 2006 through the date of this response letter.  These 14 calls were made at the direction of the third party charterers and are in addition to the 41 calls referred to in the paragraph above.  These calls represent approximately 0.1 percent of the total calls made by vessels owned or operated by the Company during the period in question.  Revenues related to these calls were earned by the third party charterers, who paid a fixed rate to the Company for the use of the vessel.

The Company had no contacts with the Iranian government or entities controlled by that government, with the exception of (i) one cargo carried for the Iranian National Tanker Company in 2009  and (ii) the time charter of one of the Company's vessels in 2008 by the National Iranian Tanker Company. To the best of the Company's knowledge, no U.S. persons or U.S.-origin goods were involved in any of these calls.

As only a very limited percentage of the Company's port calls were made in Iran, and as no U.S. persons or U.S.-origin goods were involved in any of these calls to the best of the Company's knowledge, the Company believes its contacts with Iran are immaterial. The Company expects that its future contacts with Iran will continue to be immaterial.

2.
You state on page 16 of your Form 20-F that your product tankers operate in Africa and the Caribbean, and on page 38 that your largest tankers primarily transported naphtha from the Middle East in 2007. The referenced regions are generally understood to include Cuba, Sudan, and Syria. We note that the 20-F does not include disclosure regarding any contacts with those countries. Please describe to us the nature and extent of any past, current and anticipated contacts with Cuba, Sudan and Syria, whether through subsidiaries, affiliates, or other direct or indirect arrangements. With respect to any such contacts, provide the same type of information requested in the foregoing comment regarding contacts with Iran.

Vessels owned or operated by the Company called on ports in Syria 18 times from January 1, 2006 through the date of this response letter, which calls represent approximately 0.1 percent of the total calls made by vessels owned or operated by the Company during that period.  Similarly, the revenues related to these calls reflect approximately 0.1 percent of the total revenues of the Company during this period.    To the best of the Company's knowledge, none of these calls involved U.S. persons or U.S.-origin goods, nor were they made for or on behalf of the Syrian government or controlled entities.  Therefore, the Company believes its contacts with Syria are immaterial.

Securities and Exchange Commission
September 9, 2009

Vessels owned or operated by the Company called on ports in the Sudan 4 times from January 1, 2006 through the date of this response letter, which calls represent less than 0.1 percent of the total calls made by vessels owned or operated by the Company during that period.  Similarly, the revenues related to these calls reflect less than 0.1 percent of the total revenues of the Company during this period.    To the best of the Company's knowledge, none of these calls involved U.S. persons or U.S.-origin goods, nor were they made for or on behalf of the Sudanese government or controlled entities.  Therefore, the Company believes its contacts with the Sudan are immaterial.

The Company expects that its future contacts with Syria and the Sudan will continue to be immaterial.

The Company has not had any contacts or port calls with or in Cuba from January 1, 2006 through the date of this response letter.  The Company has not planned any contacts with Cuba.

3.
Please discuss the materiality of any contacts with Cuba, Iran, Sudan, and Syria, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities, and any payments made to the referenced countries, for the last three fiscal years and any subsequent period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you may be aware, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Iran, Sudan, and Syria.

The port calls by vessels owned or operated by the Company on Iran, Sudan and Syria during the period January 1, 2006 through the date of this response letter represent 0.3%, less than 0.1% and 0.1%, respectively, of total calls.  The percentage of the Company's revenues during this period attributable to port calls on Iran, Sudan and Syria represent between 0.2% and 0.4%, less than 0.1% and 0.1%, respectively, of total revenues.  As set forth above, the Company's vessels have not called on Cuba.  Therefore, the Company has no contacts with Cuba and believes its contacts with Iran, Sudan and Syria are quantitatively immaterial.

The Company notes the Staff's comments that a number of states have taken a variety of positions with respect to investments in companies that do business with countries identified as state sponsors of terrorism.  The Staff states that the Company's qualitative materiality analysis should address the potential impact of investor sentiment evidenced by such actions concerning companies with operations associated with Cuba, Iran, Sudan and Syria.

As the Company's business contacts with Iran, Sudan and Syria have been so minor in scope, and as these contacts did not involve any U.S. persons or, to the best of the Company's knowledge, U.S.-origin goods, the Company does not believe that such contacts are qualitatively material to a reasonable investor's investment decision. In addition, the Company does not believe that its minor contacts constitute doing business with Iran, Sudan or Syria.

Securities and Exchange Commission
September 9, 2009

In conclusion, the Company believes its contacts with Cuba, Iran, Sudan and Syria are quantitatively and qualitatively immaterial for all of the aforementioned reasons.

If you have any questions or comments concerning the enclosed, please feel free to telephone the undersigned at (212) 574-1223, or Arthur Kozyra at (212) 574-1363.

Very truly yours,

SEWARD & KISSEL LLP

By:	/s/ Gary J. Wolfe
Gary J. Wolfe

TORM A/S
Tuborg Havnevej 18
DK-2900 Hellerup, Denmark

September 9, 2009
BY EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Pradip Bhaumik, Special Counsel, Office of Global Security Risk

Re:	TORM A/S
Form 20-F for the Fiscal Year Ended December 31, 2008 Filed
June 25, 2009
File No. 0-49650

Ladies and Gentlemen:

The undersigned registrant hereby acknowledges that:

•	TORM A/S (the "Company") is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours faithfully,

TORM A/S

By:	/s/ Mikael Skov
Name:	Mikael Skov
Title:	Chief Executive Officer